APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Tilkens Corporate LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Meals Tax Expense	-2,841.99
Sales	70,024.82
Total Income	**$67,182.83**
Cost of Goods Sold	
Cost of Goods Sold	16,825.92
Job Supplies	7,751.19
Permit Fees	100.00
Total Cost of Goods Sold	**$24,677.11**
GROSS PROFIT	**$42,505.72**
Expenses	
Advertising & Marketing	4,204.84
Bank Charges & Fees	423.50
Car & Truck Expenses	
Auto/Fuel	6,808.83
Car & Truck	40.00
Trailer/Truck Cost	2,353.25
Total Car & Truck Expenses	**9,202.08**
Depreciation Expense	13,510.00
Donations	2,075.00
Guaranteed Payment - Alex	905.04
Guaranteed Payment - Maria	0.00
Insurance	1,057.40
Interest Paid	2,021.45
Legal & Professional Services	2,401.00
Meals & Entertainment	3,666.29
Office Supplies & Software	1,494.34
Other Business Expenses	881.92
Rent & Lease	3,101.10
Repairs & Maintenance	24.40
Square Fees	1,710.84
Storage Rent	2,023.18
Taxes & Licenses	2,158.99
Travel	237.20
Uniform Expenses	385.00
Total Expenses	**$51,483.57**
NET OPERATING INCOME	**$ -8,977.85**
NET INCOME	**$ -8,977.85**

Tilkens Corporate LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty Cash	200.00
Salem Five	11,648.07
Total Bank Accounts	**$11,848.07**
Other Current Assets	
Owner's Investment- Maria (To be RC)	0.00
Owner's Investment-Alexander (To be RC)	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$11,848.07**
Fixed Assets	
Accumulated Depreciation	-21,132.00
Trailer	8,028.50
Truck	56,420.55
Total Fixed Assets	**$43,317.05**
TOTAL ASSETS	**$55,165.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Cap One - 1	2,381.64
Maria Tilkens - 3	539.40
Total Credit Cards	**$2,921.04**
Other Current Liabilities	
Alliance Leasing - Chevrolet Silverado Loan	25,705.04
Loan - Alex	0.00
Loan - Maria	14,590.62
Meals Tax Payable	4,040.83
Tips	0.00
Total Other Current Liabilities	**$44,336.49**
Total Current Liabilities	**$47,257.53**
Long-Term Liabilities	
Medallion Bank Loan	20,355.86
Total Long-Term Liabilities	**$20,355.86**
Total Liabilities	**$67,613.39**

Tilkens Corporate LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Owner's Pay & Personal Expenses	0.00
Partner Capital - Alex	-6,099.66
Partner Capital - Maria	-6,348.61
Partner Contributions- Alexander	0.00
Partner Contributions- Maria	0.00
Retained Earnings	8,977.85
Net Income	-8,977.85
Total Equity	**$ -12,448.27**
TOTAL LIABILITIES AND EQUITY	**$55,165.12**

Tilkens Corporate LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-8,977.85
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Owner's Investment- Maria (To be RC)	0.00
Owner's Investment-Alexander (To be RC)	0.00
Accumulated Depreciation	13,510.00
Cap One	-206.88
Maria Tilkens	539.40
Alliance Leasing - Chevrolet Silverado Loan	25,705.04
Loan - Alex	0.00
Loan - Maria	3,591.61
Meals Tax Payable	2,841.99
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**45,981.16**
Net cash provided by operating activities	**$37,003.31**
INVESTING ACTIVITIES	
Truck	-26,344.00
Net cash provided by investing activities	**$ -26,344.00**
FINANCING ACTIVITIES	
Medallion Bank Loan	-1,703.81
Owner's Pay & Personal Expenses	0.00
Partner Capital - Alex	-6,099.66
Partner Capital - Maria	-6,348.61
Partner Contributions- Alexander	-12,427.86
Partner Contributions- Maria	-12,935.12
Retained Earnings	37,811.25
Net cash provided by financing activities	**$ -1,703.81**
NET CASH INCREASE FOR PERIOD	**$8,955.50**
Cash at beginning of period	2,892.57
CASH AT END OF PERIOD	**$11,848.07**

Tilkens Corporate LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	90,385.60
Total Income	**$90,385.60**
Cost of Goods Sold	
Contractors	5,706.62
Cost of Goods Sold	18,111.14
Job Supplies	12,094.03
Permit Fees	366.00
Total Cost of Goods Sold	**$36,277.79**
GROSS PROFIT	**$54,107.81**
Expenses	
401K Contributions	3,044.54
Advertising & Marketing	4,902.97
Bank Charges & Fees	216.99
Car & Truck Expenses	
Auto/Fuel	2,329.10
Car & Truck	1,926.05
Trailer/Truck Cost	7,771.30
Total Car & Truck Expenses	**12,026.45**
Donations	1,056.63
Insurance	4,570.51
Interest Paid	636.86
Legal & Professional Services	375.00
Meals & Entertainment	1,839.85
Office Supplies & Software	1,876.13
Rent & Lease	5,716.01
Repairs & Maintenance	167.29
Square Fees	2,316.68
Taxes & Licenses	2,614.78
Travel	2,624.05
Total Expenses	**$43,984.74**
NET OPERATING INCOME	**$10,123.07**
NET INCOME	**$10,123.07**

Tilkens Corporate LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty Cash	928.50
Salem Five	5,272.79
Tax MMA Account	434.36
Total Bank Accounts	**$6,635.65**
Other Current Assets	
Owner's Investment- Maria (To be RC)	0.00
Owner's Investment-Alexander (To be RC)	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$6,635.65**
Fixed Assets	
Accumulated Depreciation	-21,132.00
Trailer	8,028.50
Truck	56,420.55
Total Fixed Assets	**$43,317.05**
TOTAL ASSETS	**$49,952.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Cap One	1,852.27
Maria Tilkens	2,461.89
Total Credit Cards	**$4,314.16**
Other Current Liabilities	
Alliance Leasing - Chevrolet Silverado Loan	25,705.04
Loan - Alex	0.00
Loan - Maria	14,590.62
Meals Tax Payable	4,040.83
Tips	0.00
Total Other Current Liabilities	**$44,336.49**
Total Current Liabilities	**$48,650.65**
Long-Term Liabilities	
Medallion Bank Loan	17,242.53
Total Long-Term Liabilities	**$17,242.53**
Total Liabilities	**$65,893.18**

Tilkens Corporate LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Owner's Pay & Personal Expenses	-18,422.28
Partner Capital - Alex	-6,099.66
Partner Capital - Maria	-6,348.61
Partner Contributions- Alexander	0.00
Partner Contributions- Maria	4,807.00
Retained Earnings	0.00
Net Income	10,123.07
Total Equity	**$ -15,940.48**
TOTAL LIABILITIES AND EQUITY	**$49,952.70**

Tilkens Corporate LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	10,123.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Cap One	-529.37
Maria Tilkens	1,922.49
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,393.12**
Net cash provided by operating activities	**$11,516.19**
FINANCING ACTIVITIES	
Medallion Bank Loan	-3,113.33
Owner's Pay & Personal Expenses	-18,422.28
Partner Contributions- Maria	4,807.00
Net cash provided by financing activities	**$ -16,728.61**
NET CASH INCREASE FOR PERIOD	**$ -5,212.42**
Cash at beginning of period	11,848.07
CASH AT END OF PERIOD	**$6,635.65**

I, Alexander Tilkens, certify that:

1. The financial statements of Tilkens Corporate LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Tilkens Corporate LLC included in this Form reflects accurately the information reported on the tax return for Tilkens Corporate LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *Alexander Tilkens*

Name: Alexander Tilkens

Title: Co-Owner